LINCOLN NATIONAL VARIABLE ANNUITY FUND A
                        ----------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        -----------------------------------


                                                                January 28, 2009




Dear Contract Owner or Participant:

         Enclosed you will find a Notice and Proxy Statement/Prospectus for a special meeting of contract owners of Lincoln National Variable Annuity Fund A ("Fund A") to be held on April 15, 2009. The special meeting will be held at 9:00 a.m., local time, at 1300 South Clinton Street, Fort Wayne, IN 46802. The following proposals will be considered and acted upon at the meeting:


     Proposal 1: To approve an Agreement and Plan of Reorganization and related transactions to transfer the assets of Fund A to the LVIP Delaware Growth and Income Fund, a series of the Lincoln Variable Insurance Products Trust, in exchange for Standard Class shares of LVIP Delaware Growth and Income Fund, and to restructure Fund A into a unit investment trust.

     Proposal 2:   To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.


         After reviewing this matter carefully, the Board of Managers of Fund A unanimously recommends that you vote "FOR" the proposals. Your vote is extremely important regardless of the number of votes that you hold. Please take a few minutes to review this material, cast your vote on the enclosed proxy and return it in the enclosed postage-paid envelope. Your prompt response is needed so that the necessary quorum and vote can be obtained. It is important that your vote be received prior to the special meeting.


         We appreciate your participation and prompt response in this matter, and thank you for your continued support.



                                      By Order of the Fund's Board of Managers



                                      Cynthia A. Rose
                                      Secretary

                    LINCOLN NATIONAL VARIABLE ANNUITY FUND A
                      -------------------------------

                           PROXY STATEMENT/PROSPECTUS
                      ---------------------------------




         This Proxy Statement/Prospectus is being furnished to you in connection with the solicitation of proxies relating to the special meeting of contract owners of Lincoln National Variable Annuity Fund A. The special meeting will be held on April 15, 2009 at 9:00 a.m., local time, at 1300 South Clinton Street, Fort Wayne, IN 46802.


         The special meeting is for the purpose of considering and acting on the following matters:


         1. To approve an Agreement and Plan of Reorganization and related transactions to transfer the assets of Fund A to the LVIP Delaware Growth and Income Fund ("LVIP G&I Fund"), a series of Lincoln Variable Insurance Products Trust, a mutual fund registered under the 1940 Act, in exchange for Standard Class shares of the LVIP G&I Fund, and to restructure Fund A as a unit investment trust.


         2. To consider and act upon such other business as may properly come before the special meeting or any adjournment(s) or postponement(s) thereof.


         After careful consideration, the Board of Managers of Fund A unanimously approved the proposals and recommends that contract owners vote "FOR" the proposals. The matters referred to above are discussed in detail in this Proxy Statement/Prospectus. The Board of Managers of Fund A has fixed the close of business on January 9, 2009 as the record date for determining contract owners entitled to notice of and to vote at the special meeting, and any adjournment thereof.


         Whether or not you plan to attend the special meeting, please complete, sign, and return the enclosed proxy promptly so that you will be represented at the special meeting. If you have returned a proxy and are present at the special meeting, you may change the vote specified in the proxy at that time. However, attendance at the special meeting, by itself, will not revoke a previously tendered proxy.


         The date of the first mailing of the proxy cards and this Proxy Statement/Prospectus by us will be on or about January 28, 2009. If you have any questions about the meeting, please feel free to call us at (800) 4LINCOLN 9454-6265).

         This Proxy Statement/Prospectus, which should be retained for future reference, sets forth concisely the information about the LVIP G & I Fund that a prospective investor should know before investing. We recommend that you read this Proxy Statement/Prospectus in its entirety as the explanations will help you to decide how to vote on the Proposals. A Statement of Additional Information dated ____________________, 2009, relating to this Proxy Statement/Prospectus and the reorganization is incorporated hereby by reference. If you would like a copy of this Statement of Additional Information, call
(800)4LINCOLN (454-6265), or write the LVIP Trust at P.O. Box 2340, Fort Wayne, Indiana 46801 and you will be mailed one promptly, free of charge.

Mutual fund shares are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Proxy Statement/Prospectus. Any representation to the contrary is a criminal offense.

                              QUESTIONS AND ANSWERS

Q. Why am I receiving this Proxy Statement/Prospectus?


         You are receiving this Proxy Statement/prospectus because you own a contract or certificate issued by The Lincoln National Life Insurance Company ("Lincoln Life") and such contract or certificate was issued through Lincoln National Variable Annuity Fund A ("Fund A"), a separate account of Lincoln Life. Lincoln Life is a wholly-owned subsidiary of Lincoln National Corporation ("LNC").

         Because the contracts are no longer being sold, the asset base of Fund A has been declining over the years and will not increase substantially in the foreseeable future. Accordingly, the administration costs for Fund A cannot benefit from economies of scale. Further, the LNC organization has been operating the LVIP G&I Fund, which has investment objectives and strategies substantially similar to those of Fund A, since June 15, 1981. The management of Fund A has determined that, rather than continuing to operate Fund A as an actively managed portfolio, it would be more efficient to restructure Fund A into unit investment trust ("New UIT"), which will invest in shares of the LVIP G&I Fund, a registered investment company. The contracts and certificates issued through the Lincoln Life separate account, currently Fund A, will remain in this separate account. What will change in the structure of the separate account as a New UIT.

         The reorganization is intended to eliminate duplication of costs and other inefficiencies to Lincoln Life arising from having two comparable investment vehicles operated by the LNC organization. Also, the contract owners and participants are expected to benefit from the larger asset base in the LVIP G&I Fund that will result from the Reorganization. The larger asset base of the LVIP G&I Fund should increase investment opportunities and broaden diversification of the funding medium for the contracts.

                  Further, the end result of the reorganization will be an organizational structure for the contract owners and participants that is more common in the variable annuity industry than the current organization structure. All of Lincoln Life's other individual variable annuity products are structured with two tiers or levels; namely, the insurance company separate account purchases shares of mutual funds and those mutual funds hold diverse portfolios of investments. Currently, Fund A is a one-tier structure consisting of an insurance company separate account that invests directly in a diverse portfolio of investments. The Reorganization will move Fund A from a one-tier structure to the more common two-tiered structure.

         This Proxy Statement/Prospectus is soliciting the contract owners and participants of Fund A to approve the Agreement and Plan of Reorganization, which contemplates the transfer of all of the asset and liabilities of Fund A (other than insurance obligations such as death benefits, surrender benefits and annuity payments) to the LVIP G&I Fund in exchange for Standard Class shares of the LVIP G&I Fund having an aggregate value equal to the net asset value of Fund A, and the restructuring of Fund A into a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act"), that will invest in Standard Class shares of the LVIP G&I Fund (the "Reorganization"). No sales charge will be imposed on the shares of the LVIP G&I Fund received by Fund A, the New UIT.

         You are being asked to approve the Reorganization Agreement and the related transactions. Because contract owners and participants of Fund A are being asked to approve a Reorganization that will result in them having an interest in shares of the LVIP G&I Fund, this document also serves as a Prospectus for the LVIP G&I Fund.

         Accompanying this Proxy Statement/Prospectus as Exhibit A is a copy of the Agreement and Plan of Reorganization pertaining to the transaction.

Q. How do the Funds differ?


         The investment objective of each Fund includes long-term capital appreciation, and Fund A's investment objective includes a current income component. The investment strategy of the LVIP G&I Fund also includes an income component. Both Fund A and the LVIP G&I Fund are managed by the same sub-adviser, Delaware Management Company, a series of Delaware Management Business Trust, and the same portfolio management team. Fund A and the LVIP G&I Fund are managed using the same investment process, research, and proprietary technical models. As a result, the two Funds hold investments that are substantially the same. The primary difference in Fund A and the LVIP G&I Fund is that due to smaller asset flows into Fund A and Fund A's smaller size, its investments and the amounts of those investments may differ slightly from those that are held by the LVIP G&I Fund.

         Both Fund A and the LVIP G&I Fund are equity funds with a diversified portfolio. They primarily invest in stocks of large-sized U.S. companies. Both Funds benchmark their investment performance against the Russell 1000 Index, which consists of the 1,000 largest U.S. companies based on total market capitalization.


Q. Will there be any tax consequences as a result of the merger?

         The Reorganization is being structured as a tax-free reorganization. See "Information About the Reorganization---Federal Income Tax Consequences."

Q. Will my vote make a difference?

         Your vote is important regardless of the number of shares attributable to your contract and/or qualified plan. To avoid the added cost of follow-up solicitations and possible adjournments, please take a few minutes to read the proxy statement/prospectus and provide your vote. It is important that your vote be received before the special meeting.

Q. Who will pay for the costs of the preparation, printing and mailing of this Proxy Statement/Prospectus?

         The Lincoln National Life Insurance Company, the issuer of the Contracts, has agreed to pay the costs of the Reorganization, which includes preparation of the Proxy Statement/Prospectus, printing and distributing proxy materials, legal fees, accounting fees, and expenses of holding the shareholder meeting. We do not anticipate any brokerage costs associated with repositioning Fund A's portfolio holdings as a result of the Reorganization.

Q. How does the Board recommend that I vote?

         The Board of Managers of the Fund recommends that you vote to APPROVE the Reorganization on behalf of the Fund.

Q. How do I give my voting instructions?


   --------------------------------------------------------------------------------------------------------------
                                                 VOTING PROCEDURES
   --------------------------------------------------------------------------------------------------------------
   Contract Owners/Participants are urged to designate their choice on the matter to be acted upon by using one of the following three methods:


   1.   BY INTERNET
   o    Read the Proxy Statement/Prospectus.
   o    Go to the voting link found on your proxy card.
   o    Follow the instructions using your proxy card as a guide.
   o (Do not mail the proxy card if you provide voting instructions by Internet.)

   2.   BY MAIL
   o    Read the Proxy Statement/Prospectus.
   o Date, sign, and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States.

   3.   BY TELEPHONE
   o    Read the Proxy Statement/Prospectus.
   o    Call the toll-free number found on your proxy card.
   o    Follow the recorded instructions using your proxy card as a guide.
        (Do not mail the proxy card if you provide voting instructions by telephone.)
   --------------------------------------------------------------------------------------------------------------

Q. Who do I call if I have questions?


         If you have any questions about the meeting or anything in this Proxy Statement/Prospectus, please feel free to call us toll free at (800) 4LINCOLN (454-6265).


Q. Is there any other information available to me?


         Fund A. The following documents have been filed with the Securities and Exchange Commission ("SEC") File Nos. 002-25618 and 002-26342): (i) the Prospectus of Fund A (Individual), dated April 30, 2008, which is incorporated herein by reference into this Proxy Statement/Prospectus; (ii) the Prospectus of Fund A (Group), dated April 30, 2008; (iii) the Statement of Additional Information for Fund A (Individual), dated April 30, 2008; (iv) the Statement of Additional Information for Fund A (Group), dated April 30, 2008; (v) the Annual Report for Fund A dated December 31, 2007; and (vi) the Semi-Annual Report for Fund A dated June 30, 2008.


         LVIP G&I Fund. The following documents have been filed with the SEC (SEC File Nos. 811-08090); (i) the Prospectus of the LVIP G&I Fund (Standard Class Shares), dated April 30, 2008, which is incorporated herein by reference into this Proxy Statement/Prospectus; (ii) the Statement of Additional Information for the LVIP G&I Fund, dated April 30, 2008; (iii) the Annual Report for the LVIP G&I Fund, dated December 31, 2007; and (iv) the Semi-Annual Report for the LVIP G&I Fund, dated June 30, 2008.


         Copies of each of these documents, the Statement of Additional Information related to this Proxy Statement /Prospectus and any subsequently released shareholder reports are available upon request by calling (800) 4LINCOLN (454-6265) or by writing to P.O. Box 2340, Fort Wayne, Indiana 46801 and you will be mailed one free of charge. You can also access the Annual /Reports and Semi-Annual Reports and any subsequently released shareholder reports at:


           http://www.annuitycontent.lnc.com/LLsup/PDFLibrary/19875A.pdf

           http://www.annuitycontent.lnc.com/llsup/PDFLibrary/SAR-A-MF5.pdf



         You can review and copy reports and other information about Fund A and the LVIP G&I Fund at the SEC's Public Reference Room at 100 F Street, N.W., Washington, DC 20549. To learn more about this service, call the SEC at
(202)551-8090. Reports and other information about Fund A and the LVIP G&I Fund are also available on the SEC's Internet site at www.sec.gov, or you can receive copies of this information, for a fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section, Securities and Exchange Commission, Washington, DC 20549-0102.


                                                  TABLE OF CONTENTS
                                                                                                          Page

INTRODUCTION ............................................................................................1

SUMMARY................................................................................................. 1

         How will the Reorganization affect me.......................................................... 1

         Will the Reorganization result in a change in Voting Procedures?................................2

         Why is the Reorganization being
         proposed?.....................................................................3

         What are the key features of the Reorganization? ............................................3

         Will I have to pay any sales load, commission or other transaction fee in connection
         with the Reorganization? ........................................................................   3

         How does the Board of Managers recommend that I vote? ...............................  3

         What happens if the contract owners do not approve the Reorganization?................ 3

         How do the Funds' investment objectives, principal investment strategies and risks compare?. .................................................................................4

         How do the Funds' fees and expenses compare?..........................................................   4

         How do the Funds' performance records compare?.....................................................  7

         Who will be the investment adviser/sub-adviser of my Fund after the


         Reorganization?..........................................................
         8

         What will the advisory and sub-advisory fees be after the Reorganization?.............  8

         What will be the primary federal tax consequences of the Reorganization?...............8

         Dividends and Distributions..................................................................... 8

         Shareholder Voting Rights...................................................................... .8

         Appraisal Rights....................................................................................9

INFORMATION ABOUT THE REORGANIZATION............................................. 9

         Reasons for the Reorganization................................................................ 9

         Board Considerations............................................................................ 9





                                                                                                        Page

         Agreement and Plan or Reorganization.........................................................10

         Description of the LVIP G&I Fund's Shares................................................. 11

         Federal Income Tax Consequences............................................................. 11

         Pro-Forma Capitalization........................................................................ 12

COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES........................... 13

         Investment Objectives of each Fund............................................................ 13

         Principal Investment Strategies and Risks of each Fund.................................. 13

         Principal Risks.....................................................................................  14

         Other Investment Strategies and Risks of Each Fund..................................... 15

MORE INFORMATION ABOUT THE FUNDS..................................................... 17

         Management of the Funds......................................................................  17

         Manager of Managers........................................................................... 17

         Investment Adviser and Sub-Advisers....................................................... 17

         Certain Management Considerations.......................................................  17

GENERAL INFORMATION........................................................................     18

         Share Ownership................................................................................  18

         Voting Information.............................................................................  18

         Quorum Requirements/Votes Necessary to Approve Proposals......................  19

         Adjournment....................................................................................  19

         Availability of Certain Other Information................................................  19





                                                                                                       Page

         Other Business.....................................................................................19

         Contract Owner Proposals.................................................................. ...19

         Communications to the Board...............................................................   19

         Legal Matters....................................................................................  19

EXHIBIT A:  Agreement and Plan of Reorganization ...........................................  A-1

EXHIBIT B:  Management's Discussion of Fund Performance and
                 Financial Highlights .....................................................................B-1

EXHIBIT C:  Ownership of Shares as of Record Date..............................................C-1


                                  INTRODUCTION

                            -------------------------

                                   PROPOSAL 1
               To Approve an Agreement and Plan of Reorganization

                           --------------------------

                                     SUMMARY


This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Proxy Statement/Prospectus and the Agreement and Plan of Reorganization, which is attached hereto as Exhibit A.


How will the Reorganization affect me?


         This Proxy Statement/Prospectus is soliciting contract owners and participants of Fund A, to approve a proposed reorganization of Fund A whereby
(1) the assets and liabilities of Fund A (other than liabilities associated with insurance obligations) will be transferred to the LVIP G&I Fund, a series of Lincoln Variable Insurance Products Trust, an open-end management investment company registered under the 1940 Act, in exchange for Standard Class shares of the LVIP G&I Fund and (2) Fund A will be restructured as a unit investment trust ("New UIT") under the Investment Company Act of 1940, as amended ("1940 Act") ("Reorganization"). If contract owners and participants approve the Reorganization, then immediately following the consummation of the Reorganization, each contract owner and participant will have an interest in the New UIT equal in value to that contract owner's or participant's interest in Fund A immediately prior to the Reorganization.

         The contract owners and participants are being asked to approve the Reorganization Agreement and the related transactions pursuant to which the Reorganization transaction would be accomplished. Because the contract owners and participants of Fund A are being asked to approve a Reorganization transaction that will result in them holding an interest in shares of the LVIP G&I Fund through their ownership of a Lincoln Life contract or certificate issued through Fund A, this document also serves as a Prospectus for the LVIP G&I Fund.

         Fund A is a separate account under Indiana insurance law that is registered as a management investment company under the Investment Company Act of 1940. The LVIP G&I Fund is a separate diversified series of the Lincoln Variable Insurance Products Trust, a Delaware statutory trust, which is registered as an open-end management investment company under the Investment Company Act of 1940 ("1940") Act. The investment objectives and strategies for Fund A are substantially similar to the investment objectives and strategies of the LVIP G&I Fund. Fund A and the LVIP G&I Fund have the same sub-adviser, Delaware Management Company ("DMC"), a series of Delaware Management Business Trust, the same portfolio management team, and are managed in the same manner. The investment objective of Fund A and the LVIP G&I Fund are fundamental and may not be changed without shareholder approval.

         The Reorganization is intended to eliminate duplication of costs and other inefficiencies to the LNC organization from operating two comparable investment vehicles. Also, the contract owners and participants are expected to benefit from the larger asset base in the LVIP G&I Fund that will result from the Reorganization. The larger asset base of the LVIP G&I Fund should increase investment opportunities and broaden diversification of the funding medium for the contracts.

          Immediately after the Reorganization, each contract owner's interest in the New UIT will have a value identical to the value of the contract owners' interest in Fund A immediately before the Reorganization. Immediately after the Reorganization, each participant's interest in the New UIT will have a value identical to the value of the participant's interest in Fund A immediately before the Reorganization. The value of your variable annuity contract ("contract") or certificate will remain in the same Lincoln Life separate account, but that separate account, which has been reorganized into the New UIT, will invest in the LVIP G&I Fund following the Reorganization.

         There will be no change in the contracts or in the rights of contract owners under those contracts after the Reorganization. There will be no change in the certificates or in the rights of participants under those certificates after the Reorganization. Also, there will be no change in purchase or transfer privileges or surrender or withdrawal procedures. Insurance obligations under contracts or certificates issued by Lincoln Life (e.g., death benefits, surrender benefit, and annuity payments) and currently supported by the assets of Fund A will be supported by the assets of the New UIT after the reorganization. The total value of the accumulation or annuity units a contract owner or participant has in Fund A immediately prior to the Reorganization will be the same as the total value of the accumulation or annuity units the contract owner or participant will have in the New UIT immediately after the Reorganization.

         In addition, the contract charges provided for in the contracts will not increase as a result of the Reorganization. The current level of operating expenses for the LVIP G&I Fund are higher than the operating expenses of Fund A. However, if the Reorganization is approved, Lincoln Life will waive certain New UIT expenses (separate account expenses) to ensure that contract owners and participants do not incur expenses after the Reorganization that are higher than their pre-Reorganization contract expenses. Lincoln's Life waiver obligation will continue for as long as there is any contract in effect. The waiver will apply to all Fund A contract owners and participants, whether they had an interest in Fund A at the time of the Reorganization. Accordingly, management of Fund A ("Fund Management") is of the opinion that contract owners and participants will not be harmed by the Reorganization. See "Comparison of Fees and Expenses" and "Supplementary Financial Information" below.


 Will the Reorganization result in a change in Voting Procedures?


         Voting procedures will change after the Reorganization. Currently, the contract owners vote directly with respect to items affecting Fund A; in other words, contract owners are not required to instruct another party who votes on their behalf. After Fund A is restructured as a UIT, it will no longer have a Board of Managers. However, the LVIP G&I Fund has a Board of Trustees.

         If the Reorganization is approved, contract owners will vote indirectly by instructing Lincoln Life as to how to vote shares in the LVIP G&I Fund. Contract owners will complete a voting instruction card as opposed to a proxy card. Lincoln Life will vote the shares in accordance with the shareholder instructions pursuant to the Investment Company Act of 1940. Lincoln Life will vote the shares of the LVIP G&I Fund for which instructions are not provided in proportion to the instructions received from contract owners.

         Fund A shares and shares of the LVIP G&I Fund have non-cumulative voting rights, which is typical. If you have cumulative voting rights for the election of Board members, you may vote all of your shares cumulatively. This means that you would have the right to give each Board nominee an equal number of votes or divide the votes among the nominees as you wish.

         See "Voting Information" and "Quorum Requirements/Votes Necessary to Approve Proposals."

Why is the Reorganization being proposed?


         The Reorganization is intended to eliminate duplication of costs and other inefficiencies to Lincoln Life arising from having two comparable investment vehicles offered by the LFG organization, as well as to assist in achieving economies of scale and increased investment opportunities for contract owners. Contract owners are also expected to benefit from the larger asset base that will result from the Reorganization. Further, the end result will be an organizational structure that is more common in the variable annuity industry than the current organization structure.


What are the key features of the Reorganization?


         The Reorganization Agreement sets forth the key features of the Reorganization. For a complete description of the Reorganization, see Exhibit A. The Reorganization Agreement generally provides for the following:
o Fund A will transfer all of its assets to the LVIP G&I Fund. LVIP G&I Fund will assume Fund A's stated liabilities other than liabilities associated with insurance obligations that will be assumed by the New UIT.
o Fund A will be restructured as the New UIT. The New UIT will assume Fund A's stated liabilities associated with insurance obligations.
o The LVIP G&I Fund will issue Standard Class shares to be held by the New UIT in an amount equal to the value of the assets that the LVIP G&I Fund received from Fund A, less the liabilities LVIP G&I Fund assumes. Immediately after the Reorganization, your indirect interest in the LVIP G&I Fund will equal your previous direct interest in Fund A.
o Contract owners will retain their same Lincoln Life contract and participants will retain their same certificate issued by Lincoln Life. The aggregate contract charges should not change for contract owners and participants. There will be no change in the value of your contract and no change in your benefits under your contract as a result of the Reorganization. The Reorganization also will not affect the features of the contracts; and
o The Reorganization should not result in adverse tax consequences to contract owners or participants.


Will I have to pay any sales load, commission or other transaction fee in connection with the Reorganization?

         Neither Fund A nor the contract owners of Fund A will pay any fees or charges in connection with the Reorganization. Lincoln Life will pay all costs and expenses associated with effecting the Reorganization.


How does the Board of Managers recommend that I vote?

         After careful consideration, the Board of Managers unanimously approved the proposed reorganization. The Board of Managers recommends that you vote "FOR" the proposed reorganization.

What happens if the contract owners do not approve the Reorganization?


         In the event that Contract Owners do not approve the Reorganization, Fund A will continue to operate as it is currently, and its Board of Managers will determine what further action, if any, to take.

How do the Funds' investment objectives, principal investment strategies and risks compare?


         Fund A's investment objective is long-term growth of capital in relation to the changing value of the dollar. A secondary investment objective of Fund A is the production of current income. The LVIP G&I Fund's investment objective is to maximize long-term capital appreciation. The investment strategy of the LVIP G&I Fund also includes an income component. Accordingly, management of the Funds considers that these two Funds have substantially similar investment objectives.

         Each Fund is an equity fund with a diversified portfolio. They primarily invest in stocks of large-sized U.S. companies. Both Funds benchmark their investment performance against the Russell 1000 Index, which consists of the 1,000 largest U.S. companies based on total market capitalization. Fund A and the LVIP G&I Fund have the same investment sub-adviser, Delaware Management Company ("DMC"), a series of Delaware Management Business Trust, and the same portfolio management team. DMC manages Fund A and the LVIP G&I Fund using the same investment process, research and proprietary technical models. As a result, the Funds hold investments that are substantially the same.

         Because Fund A and the LVIP G&I Fund have substantially similar investment objectives and strategies and are managed by the same sub-adviser and portfolio management team in the same manner, these Funds have identical risks. Fund A and the LVIP G&I Fund are subject to market, industry and company risks. Also, Fund A and the LVIP G&I Fund are subject to the risk associated with medium-sized companies.

How do the Funds' fees and expenses compare?

         Fund A offers only one class of shares, while the LVIP G&I Fund offers two classes of shares, Standard Class and Service Class shares. After the Reorganization, the New UIT will be invested in the Standard Class shares of the LVIP G&I Fund. While you will not own the shares directly, you will have an indirect interest through your ownership of the contract, which is held in the New UIT. You will not pay any initial or deferred sales charge in connection with the Reorganization.

         The following tables allow you to compare the various fees and expenses that you may pay for buying and holding shares of each of the Funds. The column entitled "New UIT and LVIP G&I Fund Standard Class (Pro-Forma)" shows you what fees and expenses are estimated to be assuming the Reorganization takes place. The fees and expenses shown for the shares of Fund A and the LVIP G&I Fund as set forth in the following tables in the in examples are based on the expenses for the Fund A and the LVIP G&I Fund for the year ended December 31, 2007. The amounts for the "New UIT and LVIP G&I Fund Standard Class (Pro Forma)" set forth in the following table and in the examples are based on what the estimated expenses of the New UIT and LVIP G&I Fund would have been for the year ended December 31, 2007, after giving effect to the proposed Reorganization.



    ---------------------------------- ----------------------------- --------------- --------------------------
                                          Fund A (Individual and        LVIP G&I     New UIT and LVIP G&I Fund
                                                  Group)
                                                                                              Fund(3)
                                                                                              Standard
                                                                                              Class
                                                                                              (Pro
                                                                                              Forma)
    ---------------------------------- ----------------------------- --------------- --------------------------
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
                                          Single        Periodic     Standard Class     Single      Periodic
                                          Premium        Premium                        Premium      Premium
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    -----------------------------------------------------------------------------------------------------------
    Contract Owner Fees
    -----------------------------------------------------------------------------------------------------------
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    Sales Charge (Load) Imposed on
    Purchases (as a % of purchase       2% + $50(1)       4.25%           N/A         2% + $50(1)     4.25%
    payments, as
    applicable)
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    Administrative Expenses (as a %
    of purchase payments, as              $65(1)          1.00%           N/A           $65(1)        1.00%
    applicable)
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    Minimum Death Benefit Rider, if
    elected (as a % of purchase           .75%(2)        .75%(2)          N/A           .75%(2)      .75%(2)
    payments)
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    -----------------------------------------------------------------------------------------------------------
    Separate Account Expenses
    -----------------------------------------------------------------------------------------------------------
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    Mortality and Expense Risk
    Charge (as a % of average daily       1.002%         1.002%           N/A           1.002%        1.002%
    net assets in the separate
    account)
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    Less Expense Waiver
                                            N/A            N/A            N/A          .077%(4)      .077%(4)
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    Net Mortality and Expense Risk
    Charge                                1.002%         1.002%           N/A            .925%      .925%
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    -----------------------------------------------------------------------------------------------------------
    Annual Fund Operating Expenses
    -----------------------------------------------------------------------------------------------------------
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    Management Fees                        .323%          .323%           .33%           .33%          .33%
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    Other Expenses                          N/A            N/A            .07%           .07%          .07%
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    Total Annual Fund Operating
    Expenses                               .323%          .323%           .40%           .40%          .40%
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    -----------------------------------------------------------------------------------------------------------

    -----------------------------------------------------------------------------------------------------------
    ---------------------------------- -------------- -------------- --------------- -------------- -----------
    Total Separate Account Expenses
    and Annual Fund Operating             1.325%         1.325%           .40%          1.325%        1.325%
    Expenses
    ---------------------------------- -------------- -------------- --------------- -------------- -----------


  (1) This charge is deducted at the time of purchase of the contract and is a one-time charge. (2) The minimum death benefit rider is no longer available for sale.
      (3) These columns do not reflect any fees, expenses and withdrawal charges imposed by the variable annuity contracts for which the fund serves as an investment vehicle. If those fees and expenses had been included, your costs would be higher. (4) Lincoln Life has contractually agreed to waive certain New UIT charges (the mortality and expense risk charges) to the extent needed to ensure that the contract owners and participants do not incur aggregate expenses that are higher than their pre-Reorganization contract expenses. In this instance, the amount of the waiver would be .077%. Lincoln Life may, in its discretion, waive additional amounts of the mortality and expense risk charges to account for fluctuations in the total expenses of the LVIP G&I Fund.

Lincoln Life has contractually agreed to waive a portion of the New UIT's mortality and expense risk charge to ensure that the contract owners and participants do not incur aggregate expenses that are higher than their pre-Reorganization expenses. On a semi-annual basis, Lincoln Life will review the expenses of the LVIP G&I Fund and adjust the mortality and expense charges so that the aggregate contract charges do not exceed 1.325%, the aggregate contract charges. Lincoln's Life waiver obligation will continue for as long as there is any contract in effect. The waiver will apply to all Fund A contract owners and participants, whether they had an interest in Fund A at the time of the Reorganization.


 EXAMPLES

These examples are intended to help you compare the cost of investing in a Fund A contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses and annual expenses and fees of Fund A.

The examples assume that you invest $10,000 in the contract for the time period indicated, and that your investment has a 5% annual return on assets. The examples also assume that the minimum death benefit is in effect. Without this benefit, expenses would be lower.

                    Lincoln National Variable Annuity Fund A

                               One Year            Three Years            Five Years          Ten Years
                            ----------------     -----------------      ---------------    ----------------
  Single Premium                 $521                  $796                 $1,092             $1,931
  Periodic Premium               $728                  $997                 $1,287             $2,108

For more information --- See Charges and Other Deductions in the Fund A prospectus. Premium taxes may also apply, although they do not appear in the Examples. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

The table below shows examples of the total expenses you would pay on a $10,000 investment over one-, three-, five-, and ten-year periods. The examples are intended to show you the cost of investing in the LVIP G&I Fund and the New UIT and the LVIP G&I Fund (Pro Forma), assuming the Reorganization takes place. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The following tables also assume that total annual operating expenses remain the same. The examples are for illustration only, and your actual costs may be higher or lower.

                                 LVIP G&I Fund*

                               One Year            Three Years            Five Years          Ten Years
  Standard Class                $41                     $128                    $224             $505

* The examples do not reflect any fees, expenses or withdrawal charges imposed by the variable annuity contracts for which the LVIP G&I Fund serves as an investment vehicle. If those fees and expenses had been included, your costs would be higher.




                                        New UIT and LVIP G&I Fund Standard Class (Pro Forma)*
                                        -----------------------------------------------------
                               One Year            Three Years            Five Years          Ten Years
                            ----------------     -----------------      ---------------    ----------------
                            ----------------
  Single Premium                 $521                  $796                 $1,092             $1,931
  Periodic Premium               $728                  $997                 $1,287             $2,108
                            *These examples reflect the separate account
                            expenses (New UIT charges) with expense waivers for
                            years one through ten.

How do the Funds' performance records compare?

         The following charts show how shares of Fund A and the LVIP G&I Fund have performed in the past.

         PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE RESULTS.


         Additional information regarding the performance of the Fund A and the LVIP G&I Fund is contained in "Management's Discussion of Fund Performance and Financial Highlights" in Exhibit B to this Proxy Statement/Prospectus.

Year-by-Year Total Return (%)


         The following tables provide some indications of the risks of investing in the LVIP G&I Fund's Standard Class shares. The information shows: (a) changes in the Fund's performance from year to year; and (b) a comparison of the LVIP G&I Fund's average annual returns for one year, five years and ten years to those of a broad-based index. Please note that past performance of a Fund is not necessarily an indication of how the Fund will perform in the future. Further, the returns for the LVIP G&I Fund do not reflect variable contract expenses. If reflected, the returns shown would be lower.


                                           LVIP G&I Fund (Standard Class)
     98           99         00          01           02         03          04          05        06          07
-------------- ---------- ---------- ------------ ----------- ---------- ------------ --------- ---------- -----------
-------------- ---------- ---------- ------------ ----------- ---------- ------------ --------- ---------- -----------
   20.34%       17.54%     (9.63%)    (11.21%)     (22.07%)    29.71%      11.99%      5.54%     12.36%      6.12%

Year to date through September 30, 2008: -18.36%.
During the periods shown in the above chart, the fund's highest return for a quarter occurred in the fourth quarter of 1998 at 22.88%. The fund's lowest return for a quarter occurred in the third quarter of 2002 at (15.63%).


The next set of tables lists the average annual total returns of the Standard Class Shares of the LVIP G&I Fund for the past one- and five- and ten-year periods, as applicable. These tables are intended to provide you with some indication of the risks of investing in the LVIP G&I Fund by comparing its performance with an appropriate widely recognized index of securities, a description of which can be found follow the table. An index does not reflect fees or expenses. It is not possible to invest directly in an index.



Average Annual  Total Return (for the period ended 12/31/2007)
                               1 Year            5 Years            10 Years
                               ------            -------            --------

LVIP G&I Fund                 6.12%             12.82%             4.92%
Russell 1000 Index *          5.77%             13.43%             6.20%

* The Russell 1000 Index measures the performance of the 1,000 largest U.S. companies based on total market capitalization.


Who will be the investment adviser/sub-adviser of my Fund after the Reorganization? What will the advisory and sub-advisory fees be after the Reorganization?


Lincoln National Life Insurance Company serves as the investment adviser of Fund
A. Lincoln Life has engaged Delaware Management Company ("DMC"), a series of Delaware Management Business Trust, to serve as sub-adviser and make the day-to-day investment decisions for the Fund.

Lincoln Investment Advisors Corporation ("LIAC") serves as the investment adviser for the LVIP G&I Fund. LIAC has retained DMC to serve as LVIP G&I Fund's sub-adviser and to make the day-to-day investment decisions for that Fund.

The table shows the effective fee rate that Fund A and the LVIP G&I Fund paid to their respective advisers for calendar year 2007, and the fee that each adviser paid to DMC as the sub-adviser:


---------------------------- ---------------------- --------------------- ----------------- -----------------------
                                                    Effective Fee Rate                      Effective Fee Rate
Fund                         Adviser                for Adviser           Sub-Adviser       for Sub-Adviser
============================ ====================== ===================== ================= =======================
============================ ====================== ===================== ================= =======================
Fund A                       Lincoln Life           0.323%                DMC               0.20%
---------------------------- ---------------------- --------------------- ----------------- -----------------------
---------------------------- ---------------------- --------------------- ----------------- -----------------------
LVIP G&I Fund                LIAC                   0.33%                 DMC               0.20%
---------------------------- ---------------------- --------------------- ----------------- -----------------------


What will be the primary federal tax consequences of the Reorganization?


         The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes. Assuming the Reorganization qualifies for such treatment and each contract owners' variable annuity contract is treated as a variable annuity for federal income tax purposes, each contract owner will not recognize taxable income as a result of the Reorganization. As a condition to the closing of the Reorganization, Fund A will receive an opinion of counsel to the effect that the Reorganization will qualify as a tax-free reorganization for federal income tax purposes. You should separately consider any state, local and other tax consequences in consultation with your tax advisor. Opinions of counsel are not binding on the Internal Revenue Service or the courts.

Dividends and Distributions

         Both Funds declare and pay dividends from net investment income and net realized capital gains each year to their shareholders. A fund may distribute net realized capital gains only once a year. As described in more detail in "More Information About the Funds---Distributions" below, all dividends and distributions are reinvested automatically in additional shares of the same class of the respective Fund at net asset value.

Shareholder Voting Rights

         Fund A does not generally hold annual meetings of its contract owners. Neither does the LVIP G&I Fund hold annual shareholder meetings. The 1940 Act requires that a shareholder meeting be called for the purpose of electing Managers/Trustees at such time as less than a majority of Managers/Trustees holding office have been elected by shareholders. Meetings of the shareholders may be called at any time by the Board of Managers/Trustees or by the chairperson of the Board or by the President of the Trust/Fund. To the extent required by the 1940 Act, meetings of the shareholders for the purpose of voting on the removal of any Trustees shall be called promptly by the Trustees upon the written request of shareholders holding at least 10% of the outstanding shares of the Trust entitled to vote.

Appraisal Rights

         Under the laws of the State of Indiana, the contract owners of Fund A do not have appraisal rights in connection with a combination or acquisition of the assets of another fund. Under the laws of the State of Delaware, shareholders of the LVIP G&I Fund do not have appraisal rights in connection with a combination of acquisition of the assets of another fund.

                      INFORMATION ABOUT THE REORGANIZATION

Reasons for the Reorganization

         The Reorganization is being proposed due to a declining asset base in Fund A and, with no new contracts being sold, the inability of contract owners to benefit from economies of scale. The Reorganization is intended to eliminate duplication of costs and other inefficiencies arising from having two comparable investment vehicles offered by the LFG organization---namely, Fund A and the LVIP G&I Fund.


         Contract owners of Fund A are expected to benefit from the larger asset base in the LVIP G&I Fund that will result from the Reorganization. As of November 30, 2008, the net assets of Fund A were $40,814,942. By comparison, the net assets of the LVIP G&I Fund as of that date were $1,040,639,673. Management of Fund A anticipates that the larger asset base available through investments in the LVIP G&I Fund will increase investment opportunities and broaden diversification of the funding medium for the contracts.


Board Considerations


         At the December 9, 2008 meeting of the Board of Managers of Fund A, Fund Management presented the Reorganization to the Board of Managers, with supporting materials prepared by Fund Management regarding the reasons for the proposal and details regarding the Reorganization. Fund Management stated that the Reorganization was being proposed due to the declining assets of Fund A and that the Lincoln National Life Insurance Company ("Lincoln Life") had not issued new contracts under Fund A for more than ten years so the asset base of Fund A will not increase substantially in the foreseeable future, and Fund A cannot benefit from economies of scale. Fund Management explained that the LVIP G&I Fund was proposed as the acquiring fund, because of its similarity to Fund A in terms of investment objective, strategy and policies, and because it was currently managed by the same sub-adviser with the same portfolio management team as Fund A. Fund Management believes that the larger asset base of the LVIP G&I Fund should increase investment opportunities and broaden diversification of the funding medium for the contracts and would provide the potential for shareholders to benefit from economies of scale in a larger fund. Lincoln Life also expects to experience savings of approximately $90,000 per year as a result of the Reorganization, due to elimination of duplicate costs to Lincoln Life for printing expenses, audit fees, fidelity bond premiums, Board of Manager fees and bank fees.

         All of the Managers who are not "interested persons" (as such term is defined in the 1940 Act) (the "Independent Managers") met separately with their independent legal counsel to review and consider the proposal, information about Fund A and the LVIP G&I Fund, and the proposed Reorganization and the supporting materials provided. Among other matters, independent legal counsel advised the Independent Managers of the findings that would need to be made by the Board under Rule 17a-8 under the 1940 Act to approve the merger of affiliated funds. The Independent Managers noted the representation by Fund Management that the interests of the contract owners of Fund A would not be diluted as a result of the Reorganization.

         The Independent Managers reported their findings to the Board of Managers of Fund A, and the other Manager, who is an "interested person" (as such term is defined in the 1940 Act) adopted the considerations and conclusions of the Independent Managers. In reviewing the Reorganization, based on information provided to them by Fund Management, the Board considered a number of factors, including:

o that the interests of the contract owners and participants following the Reorganization would not materially differ from their interests prior to the Reorganization. Immediately after the Reorganization, the value of each contract would be allocated to the same separate account and that separate account would invest in the LVIP G&I Fund;

o Fund Management's representation that the larger asset base of the LVIP G&I Fund should increase investment opportunities and broaden diversification of the funding medium for the contracts;

o the similarity of the LVIP G&I Fund's investment objective, strategy and policies, and past performance to Fund A's investment objective, strategy and policies, and past performance;

o that Fund A and the LVIP G&I Fund were both sub-advised by Delaware Management Company and had the same portfolio management team;

o that the Reorganization would result in significant cost savings to Lincoln Life, as described above, with no increase in total expenses to the contract owners anticipated;

o that Lincoln Life has agreed to pay all costs and expenses associated with effecting the Reorganization;

o that Lincoln Life has agreed to limit the New UIT's expenses to ensure that the contract owners do not incur aggregate expenses that are higher than their pre-Reorganization expenses; and

o that the Reorganization has been structured as a tax free transaction for federal income tax purposes.

         Based on all of the foregoing, the Board determined on December 9 that:
(1) participation in the Reorganization was in the best interests of the Fund A; and (2) the interests of existing contract owners of the Fund A would not be diluted as a result of the Reorganization; and approved the Reorganization with respect to the Fund A.

Agreement and Plan of Reorganization

         To effect the Reorganization, the assets and liabilities of Fund A (other than liabilities relating to insurance obligations such as death benefits, surrender benefits and annuity payments) will be used to purchase Standard Class shares of the LVIP G&I Fund. If contract owners approve the Reorganization, Fund A will no longer hold securities and other instruments directly; instead, Fund A, which will be restructured as a unit investment trust ("New UIT"), will hold similar investments indirectly through the intermediate vehicle of the LVIP G&I Fund. The LVIP G&I Fund is managed by Lincoln Investment Advisors Corporation, and sub-advised by Delaware Management Company, the current sub-adviser of Fund A.

         The LVIP G&I Fund will issue Standard Class shares to the New UIT in an amount equal to the value of the assets that the LVIP G&I Fund receives from Fund A, less Fund A's liabilities (other that liabilities relating to insurance obligations that will be assumed by the New UIT) assumed by the LVIP G&I Fund in the transaction. As a result, the New UIT will become a shareholder of the LVIP G&I Fund. Accumulation or annuity units a contract owner or participant had in Fund A prior to the Reorganization, will, as part of the Reorganization, be allocated to the New UIT investing in the LVIP G&I Fund. The total value of the accumulation or annuity units a contract owner has in Fund A immediately prior to the Reorganization will be the same as the total value of the accumulation or annuity units the same contract owner will have in the New UIT immediately after the Reorganization. The total value of the accumulation or annuity units a participant has in Fund A immediately prior to the Reorganization will be the same as the total value of the accumulation or annuity units the same participant will have in the New UIT immediately after the Reorganization.


         More information on the Reorganization is contained in the Reorganization Plan attached to this Proxy Statement/Prospectus as Exhibit A. Approval of the Reorganization by contract owners is a prerequisite to the implementation of the Reorganization. The Reorganization may be postponed or canceled for any reason with the consent of the parties to the Reorganization Plan.



            THE BOARD, INCLUDING ALL OF THE INDEPENDENT MANAGERS, HAS UNANIMOUSLY RECOMMENDED APPROVAL OF THE REORGANIZATION PLAN.


Description of the LVIP G&I Fund's Shares


         The New UIT will receive shares of the LVIP G&I Fund in accordance with the procedures provided for in the Reorganization Agreement. Each such share will be fully paid and non-assessable when issued, which means that the consideration for the shares has been paid in full and the issuing fund may not impose levies on shareholders for more money, respectively. Full and fractional Standard Class shares of the LVIP G&I Fund will be issued to the New UIT in accordance with the procedures detailed in the Reorganization Agreement. The LVIP G&I Fund will not issue share certificates; rather, the ownership of the shares will be recorded on the books of the LVIP G&I Fund. The shares of the LVIP G&I Fund issued to the New UIT will have no pre-emptive or conversion rights.


Federal Income Tax Consequences


         Lincoln Life does not believe that the proposed reorganization will result in the realization of taxable income or loss to Lincoln Life, Fund A, or Lincoln Variable Insurance Products Trust. Lincoln Life also does not believe that the proposed reorganization will result in tax consequences to contract owners or participants. The proposed reorganization itself will not result in a distribution from contracts currently supported by Fund A that would give rise to taxable income to contract owners or participants.

     The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a) of the Internal Revenue Code of 1984 (the "Code). As a condition to the closing of the Reorganization, Lincoln Life, Fund A, and LVIP G&I Fund will receive an opinion from the law firm of Dechert LLP to the effect that, on the basis of the existing provisions of the Code., U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, and certain representations made by the Funds, for federal income tax purposes, upon consummation of the Reorganization:


         (1) Lincoln Life (including Fund A) will not recognize any gain or loss as a result of the restructuring of Fund A as a New UIT;

         (2) Lincoln Life (including Fund A) will not recognize any gain or loss as a result of the transfer of Fund A's assets to LVIP G&I Fund in exchange for shares of the LVIP G&I Fund and the assumption by the LVIP G&I Fund of Fund A's liabilities (other than liabilities associated with insurance obligations that will be assumed by the New UIT);

         (3) The LVIP G&I Fund's basis in Fund A's assets received will be the same as Lincoln Life's basis in those assets immediately prior to the Reorganization;

         (4) The LVIP G&I Fund's holding period for the transferred assets will include Lincoln Life's holding period therefore;

         (5) No gain or loss will be recognized by the LVIP G&I Fund upon the receipt of Fund A's assets solely in exchange for the issuance of LVIP G&I Fund's shares and the assumption of Fund A's liabilities (other than liabilities associated with insurance obligations that will be assumed by the New UITs);

         (6) No gain or loss will be recognized by the contract owners or participants as a result of the Reorganization;

         (7) Lincoln Life's aggregate basis in the shares of the LVIP G&I Fund received in the Reorganization will be the same as the aggregate adjusted basis of the assets surrendered in exchange there for reduced by the amount of any liabilities of Fund A assumed by the LVIP G&I Fund; and

         (8) Lincoln Life's holding period in the shares of the LVIP G&I Fund received in the Reorganization will include its holding period for the assets surrendered in exchange therefore, provided that at the time of the exchange, such assets were held as capital assets.

         The LVIP G&I Fund's utilization after the Reorganization of any pre-Reorganization losses realized by Fund A to offset gains realized by the LVIP G&I Fund could be subject to limitation in future years.


Pro-Forma Capitalization

         The following table sets forth the capitalization of the of Fund A and the LVIP G&I Fund as of November 30, 2008 and the capitalization of the LVIP G&I Fund on a pro-forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value.




                            Capitalization of Fund A,
                                LVIP G&I Fund and
                            LVIP G&I Fund (Pro Forma)
                      (as of November 30, 2008) (Unaudited)

                                                          LVIP G&I Fund                            LVIP G&I Fund (Pro
                                       Fund A                                   Adjustments              Forma)
                                  ------------------    -------------------    ---------------    ---------------------
                                  ------------------    -------------------    ---------------    ---------------------
Net Assets
         Standard Class           $     40,814,942            $995,937,233            $     -           $1,036,752,175
         Service Class                          ---            44,702,440                   -               44,702,440
                                  ------------------    -------------------    ---------------    ---------------------
                                  ------------------    -------------------    ---------------    ---------------------
Total Net Assets                  $                     $1,040,639,673                $     -           $1,081,454,615
                                  40,814,942
                                  ==================    ===================    ===============    =====================
                                  ==================    ===================    ===============    =====================

Net Asset Value Per Unit or
Share
         Standard Class                           $             $   21.171                                 $    21.171
                                          14.372(1)
         Service Class                                          $   21.065                                 $    21.065

Units/Shares Outstanding
         Standard Class                2,839,846(2)             47,042,142          (911,992)               48,969,996
         Service Class                                           2,122,156              -                    2,122,156
                                  ------------------    -------------------    ---------------    ---------------------
                                  ------------------    -------------------    ---------------    ---------------------
Total Shares Outstanding                  2,839,846            49,164,298          (911,992)                51,092,152
                                  =================     =================      ==============     ===       ==========


(1)Unit Value.  Fund A has only one class of shares.
(2)Units outstanding.  Fund A has only one class of shares.

The table set forth above should not be relied upon to reflect the number of shares to be received in the Reorganization; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganization.



                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

         The following discussion comparing investment objectives, policies and restrictions of the Fund A and the LVIP G&I Fund is based upon and qualified in its entirety by the respective investment objectives, policies and restrictions set forth in each of the prospectuses of the Fund A and the LVIP G&I Fund, dated April 30, 2008.

Investment Objectives of each Fund


         The Fund A's investment objective is long-term growth of capital in relation to the changing value of the dollar. A secondary investment objective of Fund A is the production of current income. The LVIP G&I Fund's investment objective is to maximize long-term capital appreciation. The investment strategy of the LVIP G&I Fund also includes an income component. Accordingly, management of the Funds considers that Fund A and the LVIP G&I Fund have substantially similar investment objectives.

Principal Investment Strategies and Risks of each Fund


Principal Strategies

         Fund A and the LVIP G&I Fund have substantially similar investment objectives and investment strategies. Fund A and the LVIP G&I Fund have the same sub-adviser, Delaware Management Company, and the same portfolio management team. DMC manages Fund A and the LVIP G&I Fund in the same manner, using the same investment process, research, and proprietary technical models. As a result, the Funds hold investments that are substantially the same. Due to smaller asset flows into Fund A and Fund A's smaller size, Fund A's investments and the amounts of those investments may differ slightly from those that are held by the LVIP G&I Fund.

         Both Fund A and the LVIP G&I Fund pursue their objective by investing in a diversified portfolio of stocks primarily of large-sized U.S. companies with market capitalizations, at the time of purchase, similar to the market capitalizations of the companies in the Russell 1000 Index. The Russell 1000 Index represents the largest 1000 companies in the Russell 3000 Index.

         For both Fund A and the LVIP G&I Fund, DMC places some emphasis on medium-sized companies, which are companies that have capitalizations similar to the market capitalizations of the companies in the Russell Mid-Cap Index. As of December 31, 2008, the cap range for the companies in the Russell Mid-Cap index is $3.06 billion to $9.96 billion.

         Fund A's and the LVIP G&I Fund's management style focuses on seeking growth companies at a reasonable price by blending:

o A growth oriented management style, which seeks companies with earnings and/or revenues that are growing equal to or faster than the industry average; and
o A value oriented management style, which seeks companies within an industry with current stock prices that do not reflect the stocks' perceived true worth.

         More specifically, Fund A and the LVIP G&I Fund seek to invest in companies believed to:

o Show earnings growth equal to or greater than the average expected growth rate of the companies in the same industry; and o Be undervalued in the market relative to the companies' industry peers.

                  The companies sought typically have:

o A long history of profit growth and dividend payment; and o A reputation for quality management, products and service.

         DMC, the sub-adviser, has access to research and proprietary technical models and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities. Fund A's and the LVIP G&I Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize each Fund's expected return while maintaining risk, style and capitalization characteristics similar to those of securities in the Russell 1000 Index.

Principal Risks

         As stated above, Fund A and the LVIP G&I Fund have substantially similar investment objectives and strategies. Fund A and the LVIP G&I Fund are each managed by the same sub-adviser, DMC, and the same portfolio management team, who manages Fund A and the LVIP G&I Fund in the same manner. DMC uses the same investment process, research and proprietary technical models to manage Fund A and the LVIP G&I Fund. As a result, Fund A and the LVIP G&I Fund hold investments that are substantially the same, and accordingly, Fund A and the LVIP G&I Fund are subject to identical risks.

         A principal risk of investing in Fund A and the LVIP G&I Fund involves the risk that the value of the stocks purchased will fluctuate. These fluctuations could cause the value of a Fund's stock investments and, therefore, the value of the Fund's shares held under your contract to fluctuate, and you could lose money.

         Fund A and the LVIP G&I Fund are also subject to market, industry and company risk. Market risk is the risk that all or a majority of the securities in a certain market --- like the stock or bond market --- will decline in value because of economic conditions, future expectations, or investor confidence. Industry risk is the risk that the value of securities in a particular industry will decline because of changing expectations for the performance of that industry. Company risk is the risk that the value of an individual stock will decline because of changing expectations for the performance of the individual company issuing the stock.

         Another principal risk of investing in Fund A and the LVIP G&I Fund is the risk associated with medium-sized companies. Medium-sized companies, which are not as well-established as large-sized companies, may react more severely to market conditions and suffer more from economic, political and regulatory developments. The value of securities of medium sized, less well-know companies, can be more volatile than that of relatively larger companies.

Other Investment Strategies and Risks of Each Fund

         Fund A and the LVIP G&I Fund may also use other investment strategies, to a lesser degree, to pursue its investment objective. Each Fund's Statement of Additional Information (SAI) describes these other investment strategies and the risks involved.

         In response to market, economic, political or other conditions, Fund A and the LVIP G&I Fund may use temporarily different investment strategies for defensive purposes. If either Fund does so, different factors could affect the Fund's performance and the Fund may not achieve its investment objective.

                        MORE INFORMATION ABOUT THE FUNDS

Management of the Funds

         Fund A's and the LVIP G&I Fund's business and affairs are managed under the direction of their Board of Managers and Board of Trustees, respectively. The Board of Managers and the Board of Trustees have the power to amend their Funds' bylaws, to declare and pay dividends, and to exercise all the powers of the Funds, except those granted to the contractholders/shareholders.

Manager of Managers.


         The LVIP G&I Fund has obtained an exemptive order from the SEC that permits the Fund to employ a "manager of managers" structure ("Multi-Manager Order"). Pursuant to the Multi-Manager Order, LIAC will be permitted to enter into and materially amend a sub-advisory agreement with a sub-adviser without shareholder approval. The Multi-Manager Order applies to, among other situations, the replacement of a sub-adviser whose sub-advisory agreement has terminated as a result of an "assignment" of the agreement. When a new sub-adviser is retained, the Multi-Manager Order requires that the shareholders be furnished with the information about the new sub-adviser that would be contained in a proxy statement. LIAC may not enter into a sub-advisory agreement with an "affiliated person" of LIAC (as that term is defined in Section 2(a)(3) of the 1940 Act) unless the sub-advisory agreement with the affiliated sub-adviser, including compensation thereunder, is approved by the affected Fund's shareholders.

         The Multi-Manager Order also permits a Fund of the Trust to employ two or more sub-advisers at the same time. The Trust's Board of Trustees must continue to approve the Fund entering into or renewing any sub-advisory agreement.


Investment Adviser and Sub-Advisers.

         LIAC - Lincoln Investment Advisors Corporation--is the current investment adviser to the LVIP G&I Fund. LIAC, a wholly-owned subsidiary of Lincoln National Corporation, is a Tennessee corporation registered with the SEC as an investment adviser. LIAC is responsible for overall management of the Fund' securities investments, and provides investment advisory services to other affiliated mutual funds. LIAC principal place of business is at 1300 S. Clinton Street, Fort Wayne, IN 46802. LIAC or its predecessors has served as an investment adviser to mutual funds for over thirty years.


         LIAC has engaged Delaware Management Company, a series of Delaware Management Business Trust, to serve as the LVIP G&I Fund's sub-adviser and to make the day-to-day investment decisions for the Fund. DMC is paid out of the fees the LVIP G&I Fund pays to LIAC.


         The following chart lists the LVIP G&I Fund's investment adviser (with the effective advisory fee rate for the most recently completed fiscal year), sub-adviser, and portfolio manager. The Fund's SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of securities in the Fund.

-------------------- -----------------------------------------------------------
LVIP G&I Fund        Adviser:  LIAC (aggregate advisory fee paid for fiscal year ended December 31, 2007
                     was 0. 33 % of the Fund's average net assets).

                     Sub-Adviser: DMC and its predecessors have been managing mutual funds since 1938. As of December 31, 2007, DMC and its affiliates were managing in excess of $150 billion in assets in various institutional or separately managed investment company and insurance accounts. DMC is a series of Delaware Management Business Trust ("DMBT"), a Delaware statutory trust that is an SEC-registered investment adviser. DMBT's address is 2005 Market Street Philadelphia, PA 19103. DMBT is an indirect subsidiary of Lincoln National Corporation.

                     Portfolio Managers: A team consisting of Francis X. Morris, Christopher S. Adams, Michael S. Morris and Donald G. Padilla is responsible for managing the process which determines the timing and the amount of the investments in each category. This team is also responsible for managing the stock category of the fund. Mr. Francis Morris, Senior Vice President and Chief Investment Officer, Core Equity, served as vice president and director of equity research at PNC Asset management prior to joining Delaware Investments in 1997. Mr. Adams, Vice President/Portfolio Manager and Senior Equity Analyst, joined Delaware Investments in 1995. Prior to joining Delaware Investments, Mr. Adams had approximately ten years of experience in the financial services industry in the U.S. and U.K., including positions with Coopers & Lybrand, The Sumitomo Bank, Bank of America, and Lloyds Bank. He is a graduate of Oxford University and received an MBA from the Wharton School of Business at the University of Pennsylvania. Mr. Michael Morris, Vice President/Portfolio Manager and Senior Equity Analyst, served as senior equity analyst at Newbold Asset Management prior to joining Delaware Investments in 1999. Mr. Padilla, Vice President/Portfolio Manager and Senior Equity Analyst, joined Delaware Investments in 1994 as an assistant controller. Prior to joining Delaware investments, Mr. Padilla held various positions at The Vanguard Group. Mr. Adams, Mr. Michael Morris and Mr. Padilla are CFA charterholders.
-------------------- -----------------------------------------------------------

         A Fund using a sub-adviser may have a name, investment objective and investment policies that are very similar to certain publicly available mutual funds that are managed by these same sub-advisers. The Fund will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the funds, different fees, and different sizes.


         A discussion regarding the basis for the Board of Trustees' approval of the investment advisory and sub-advisory contracts for the LVIP G&I Fund is available in the annual report to shareholders for the twelve month period ended December 31, 2006.




Certain Management Considerations

         The LVIP G&I Fund may accept investments from the Lincoln Profile Funds, separate investment series of the Trust that operate as "fund of funds." From time to time, the Fund may experience large investments or redemptions due to allocations or rebalancings by the Lincoln Profile Funds. While it is impossible to predict the overall impact of these transactions over time, there could be adverse effects on the Fund's portfolio management. For example, the Fund may be required to sell securities or invest cash at times when it would not otherwise do so. These transactions could also increase transaction costs or portfolio turnover.



                               GENERAL INFORMATION

Share Ownership


         As of January 9, 2009 (the "Record Date"), the number of units of Fund A and the number of shares of each class of the LVIP G&I Fund are listed in the table at Exhibit C.

                  To the knowledge of Fund A, as of the Record Date, no person, except as set forth in the table at Exhibit C, owned units attributable to 5% or more of the assets of Fund A. To the knowledge of the G&I Fund, as of the Record Date, no person, except as set forth in the table at Exhibit C, owned of record 5% or more of the outstanding shares of any class of the LVIP G&I Fund. To the knowledge of Fund A, as of the Record Date, no person beneficially owned units attributable to 5% or more of the assets of Fund A. To the knowledge of the G&I Fund, as of the Record Date, neither Lincoln Life nor Lincoln New York beneficially owned 5% or more of the outstanding shares of any class of the LVIP G&I Fund. On the Record Date, the Trustees and officers of the Trust, as a group, owned separate account units attributable to less than one percent of the assets of any class of the LVIP G&I Fund.


Voting Information


         The proxy solicitation will be done by mail but may also be done by telephone, telegram, facsimile or personal interview conducted by Lincoln Life personnel or outside contractors employed to assist in the solicitation. The estimated expenses for the solicitation are $2,000 to $3,000.

         The management of Fund A will vote all proxies executed, dated and returned to Lincoln Life prior to the beginning of the Meeting on April 15, 2008 in accordance with instructions marked thereon. If instructions are not marked thereon, management of Fund A will vote proxies "FOR" the reorganization. Abstentions will be counted to determine whether a quorum is present at the Meeting, and will have the effect of a vote "AGAINST" the reorganization.

         Any contract owner or participant who provides voting instructions has the power to revoke the instructions by (1) delivering to the Secretary of the Fund (at the offices of the Fund) written notice of revocation, or (2) submitting superseding voting instructions, in each case at any time prior to the date of the meeting. Contract owners and participants may also revoke prior voting instructions by voting in person at the meeting.

         The number of votes which a contract owner of an individual variable annuity contract or an individual retirement annuity contract in the accumulation period may cast is equal to the number of accumulation units under the contract. The number of votes which a contract owner of an individual contract in the annuity period may cast is equal to (1) the amount of the assets remaining in the Fund to meet the annuity obligations related to such contract divided by (2) the value of the accumulation unit.

         The number of votes which a contract owner may cast for participants under a group or individual contract in the accumulation period is equal to the number of accumulation units under the contract. The number of votes which a contract owner may cast for participants receiving annuity payments under a group or individual contract is equal to (i) the amount of the assets established in the Fund to meet the annuity obligation related to such participants divided by (ii) the value of an accumulation unit.

         For participants in the accumulation period under a group or individual contract, the participants will have the right to instruct the contract owner with respect to the votes attributable to his or her individual account. During the annuity period, a participant under a group or individual contract will have the right to instruct the contract owner with respect to the votes attributable to the amount of the assets established in the Fund to meet the annuity obligations to such participant.

         The contract owners shall cast the votes for which instructions have been received in accordance with such instructions. All votes for which instructions have not been received (other than those as to which no employee or participant is entitled to give instructions) shall be cast in the same proportions as those for which instructions were received. If a contract owner fails to cast its ballot, Lincoln Life will cast all votes for such contract owner in the same proportion as those for which Lincoln Life received voting instructions. The effective of this proportional voting is that a small number of participants may determine the outcome of a vote.



         When Lincoln Life's records no longer reflect a contract owner of record or a current address for a contract owner of record, Lincoln Life will make a reasonable effort to locate such contract owner. However, if Lincoln Life cannot identify or reach such a contract owner, and participants are still participating under the group or individual contract, Lincoln Life will solicit voting instructions from such participants and cast all votes with respect to such contract in the same proportion as those for which Lincoln received voting instructions from participants under the contract. The effect of this proportional voting is that a small number of participants may determine the outcome of a vote.


Quorum Requirements/Votes Necessary to Approve Proposals


         A quorum is comprised of contract owners and participants entitled to cast 25% of the accumulation and annuity units that may be cast for the Fund at the meeting. When a quorum is present, the affirmative vote of a majority of the accumulation and annuity units represented in person or by proxy shall be required to approve the Reorganization.


Adjournment

         The Meeting may be adjourned for the purpose of further proxy solicitation if a quorum is not present at the Meeting or if the vote necessary to approve the Reorganization has not been obtained. The persons designated as proxies will vote proxies in favor of any adjournment unless you provide other instructions. At any subsequent reconvening, the persons designated as proxies will vote proxies in the same manner as the proxies would have been voted at the original Meeting, unless you revoke the proxies before the Meeting is reconvened.

Availability of Certain Other Information


         You can review and copy reports and other information about Fund A and the LVIP G&I Fund at the SEC's Public Reference Room at 100 F Street, N.W., Washington, DC 20549. To learn more about this service, call the SEC at
(202)551-8090. Reports and other information about Fund A and the LVIP G&I Fund are also available on the SEC's Internet site at www.sec.gov, or you can receive copies of this information, for a fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section, Securities and Exchange Commission, Washington, DC 20549-0102.


Other Business

         The Board of Managers of Fund A knows of no other matters which are likely to be brought before the Meeting. In the event any other matters do properly come before the Meeting, however, the persons named in the enclosed proxy will vote the proxies in accordance with their best judgment.

Contract Owner Proposals

         Fund A does not hold regular contract owner meetings. Contract owners wishing to submit proposals for inclusion in a proxy statement for a subsequent contract owner meeting (if any) should send their written proposals to the principal executive offices of Fund A at the address set forth on the cover of this Proxy Statement/Prospectus.


         Proposals must be received a reasonable time prior to the date of a meeting of contract owners to be considered for inclusion in the proxy materials for a meeting. The submission of a proposal does not guarantee its inclusion in the proxy statement and is subject to limitations under the federal securities laws.


Communications to the Board


         Contract owners who wish to communicate to the full Board or to any individual Manager may address correspondence to Fund A, c/o Cynthia Rose, Secretary, at 1300 S. Clinton Street, Fort Wayne, IN 46802. Without opening any such correspondence, Fund Management will promptly forward all such correspondence to the intended recipient(s).


Legal Matters


         Certain legal matters concerning the issuance of shares of the LVIP G&I Fund will be passed upon by Dechert, LLP, 4675 McArthur Court, Suite 1400, Newport Beach, CA 92660.

                     EXHIBITS TO PROXY STATEMENT /PROSPECTUS

         Exhibit A --- Agreement and Plan of Reorganization

         Exhibit B --- Management's Discussion of Fund Performance and
                        Financial Highlights

         Exhibit C --- Ownership of Shares as of Record Date

A-1
630544-8

                                    EXHIBIT A


                      AGREEMENT AND PLAN OF REORGANIZATION


         This Agreement and Plan of Reorganization (the "Agreement"), entered into as of the January 23, 2009 by and among The Lincoln National Life Insurance Company ("Lincoln Life"), a life insurance company organized and existing under the laws of the State of Indiana, Lincoln National Variable Annuity Fund A ("Fund A"), a managed separate account established and existing under the insurance laws of the State of Indiana, and Lincoln Variable Insurance Products Trust ("Trust"), a Delaware statutory trust, on behalf of its series, LVIP Delaware Growth and Income Fund ("LVIP G&I Fund").


         WHEREAS, Fund A is registered with the Securities and Exchange Commission (the "Commission") as an open-end, diversified management investment company under the Investment Company Act of 1940 (the "1940 Act"); and

         WHEREAS, Fund A currently supports interests under variable annuity contracts (the "Contracts") that were registered under the Securities Act of 1933 (the "1933 Act"), and while those registration statements remain in effect and additional purchase payments are accepted under certain of those Contracts, new sales of the Contracts have been terminated; and

         WHEREAS, Lincoln Life serves as investment adviser to Fund A; and

         WHEREAS, the Trust is registered with the Commission as an open-end, management investment company and the LVIP G&I Fund is a diversified series thereof; and

         WHEREAS, the LVIP G&I Fund has a substantially similar investment objective and substantially similar investment policies as Fund A, and the LVIP G&I Fund has the same investment sub-adviser as Fund A; and

         WHEREAS, the Board of Managers of Fund A has approved the transfer of assets of Fund A to the LVIP G&I Fund in exchange for Standard Class shares of the LVIP G&I Fund and the restructuring of Fund A as a unit investment trust (the "New UIT"), and the New UIT shall be registered with the Commission under the 1940 Act as a unit investment trust (the "Reorganization"); and

         WHEREAS, following the Reorganization, the New UIT shall be a passive investment vehicle with no Board of Managers, no investment adviser and no managed portfolio of investments, but shall invest exclusively in shares of the LVIP G&I Fund; and

         WHEREAS, the Board of Managers of Fund A has considered and approved the actions contemplated by this Agreement; and

         WHEREAS, the Board of Trustees of the Trust, on behalf of the LVIP G&I Fund, has considered and approved the actions contemplated by this Agreement; and

         WHEREAS, this Agreement is conditioned upon approval of the Reorganization described herein by vote of a majority of the votes represented in person or by proxy at a meeting of the owners of the Contracts (the "Contract Owners") called for that purpose, or any adjournments thereof.

         NOW THEREFORE, in consideration of the mutual promises made herein, the parties hereto agree as follows:

                                   ARTICLE I.

                                  Closing Date

         SECTION 1.01. The Reorganization contemplated by this Agreement shall be effective on such date as may be mutually agreed upon by all parties to this Agreement (the "Closing Date"). The Effective Time of the Reorganization ("Effective Time") shall be after the close of business on the Closing Date.

         SECTION 1.02. The parties agree to use their best efforts to obtain all necessary regulatory and Contract Owner approvals and perform all other acts necessary or desirable to complete the Reorganization as of the Closing Date.

                                   ARTICLE II.

                           Reorganization Transactions

         SECTION 2.01. As of the Effective Time, Lincoln Life, on behalf of Fund A, shall sell, assign, and transfer all cash (except, if required, for a minimal amount needed to keep bank accounts open), all securities and other investments held or in transit, all accounts receivable for sold investments, and all dividends and interest receivable (collectively, "portfolio assets") of Fund A to be held as the property of the LVIP G&I Fund.

         SECTION 2.02. In exchange for the portfolio assets of Fund A, the LVIP G&I Fund shall issue to Lincoln Life for allocation to the New UIT, Standard Class shares of the LVIP G&I Fund, and the LVIP G&I Fund shall assume any unsatisfied liability incurred by Fund A before the Effective Time (other than liabilities associated with insurance obligations that will be assumed by the New UIT). For Fund A, the number of Standard Class shares of the LVIP G&I Fund to be issued in the exchange shall be determined by dividing the value of the net assets of Fund A to be transferred, as of the close of trading on the Closing Date, by the per share value assigned to the shares of the LVIP G&I Fund.

         SECTION 2.03. Fund A shall be restructured from a managed separate account to a unit investment trust under the Investment Company Act of 1940, which shall be the New UIT.

         SECTION 2.04. As of the Effective Time, Lincoln Life shall cause the shares of the LVIP G&I Fund it receives pursuant to Section 2.02 above to be duly and validly recorded and held on its records as assets of the New UIT, such that the Contract Owners' interests in the New UIT after the Closing Date shall then be equivalent to their former interests in Fund A. The number of units and their respective values attributable to each Contract will be the same after the Effective Time as before. Lincoln Life shall take all action necessary to ensure that such interests in the New UIT, immediately following the Effective Time, are duly and validly recorded on the Contract Owners' individual account records.

         SECTION 2.05. The shares of the LVIP G&I Fund to be issued hereunder shall be issued in open account form by book entry without the issuance of certificates. Each such share that is issued pursuant to Section 2.02 above shall be issued for a consideration equal to the value of shares of the LVIP G&I Fund.

         SECTION 2.06. Following the Reorganization described in this Agreement, Lincoln Life may consolidate the New UIT with other of its separate accounts. This consolidation would be subject to any necessary corporate and regulatory approvals.


                                   ARTICLE III

                Other Conditions Precedent to the Reorganization

     SECTION 3.02. The obligations of the parties hereunder shall be subject to satisfaction of each of the following conditions:

     (a) The Commission shall not have issued an unfavorable advisory report under Section 25(b) of the 1940 Act nor instituted any proceeding seeking to enjoin consummation of the Reorganization contemplated hereby.

     (b) The appropriate parties shall have received orders from the Commission providing such exemptions and approvals as they and their counsel reasonably deem necessary, if any, and shall have made all necessary filings, if any, with, and received all necessary approvals from, state securities or insurance authorities.

     (c) The Trust shall have filed with the Commission a registration statement on Form N-14 under the 1933 Act and such amendments thereto as may be necessary or desirable to effect the purposes of the Agreement and the Reorganization contemplated hereby.

     (d) Fund A shall have filed on Form N-4 a post-effective amendment to its registration statement under the 1933 Act and the 1940 Act, and such additional amendments thereto as may be necessary or desirable to effect the purposes of the Agreement and the Reorganization contemplated hereby.

     (e) At a meeting of the Contract Owners called for such purpose (or any adjournments thereof), a majority of the votes represented in person or by proxy at a meeting of the Contract Owners called for that purpose, shall have voted in favor of approving this Agreement and the Reorganization contemplated hereby.

     (f) Lincoln Life, Fund A and the LVIP G&I Fund shall have received an opinion of Dechert, LLP as to the federal income tax consequences of the Reorganization in form and substance reasonably satisfactory to Lincoln Life, Fund A and the LVIP G&I Fund to the effect that, as of the Closing Date:

         (1) Lincoln Life (including Fund A) will not recognize any gain or loss as a result of the restructuring of Fund A as a New UIT;

         (2) Lincoln Life (including Fund A) will not recognize any gain or loss as a result of the transfer of Fund A's assets to LVIP G&I Fund in exchange for shares of the LVIP G&I Fund and the assumption by the LVIP G&I Fund of Fund A's liabilities (other than liabilities associated with insurance obligations that will be assumed by the New UIT);

         (3) The LVIP G&I Fund's basis in Fund A's assets received will be the same as Lincoln Life's basis in those assets immediately prior to the Reorganization;

         (4) The LVIP G&I Fund's holding period for the transferred assets will include Lincoln Life's holding period therefore;

         (5) No gain or loss will be recognized by the LVIP G&I Fund upon the receipt of Fund A's assets solely in exchange for the issuance of LVIP G&I Fund's shares and the assumption of Fund A's liabilities (other than liabilities associated with insurance obligations that will be assumed by the New UITs);

         (6) No gain or loss will be recognized by the Contract Owners as a result of the Reorganization;

         (7) Lincoln Life's aggregate basis in the shares of the LVIP G&I Fund received in the Reorganization will be the same as the aggregate adjusted basis of the assets surrendered in exchange there for reduced by the amount of any liabilities of Fund A assumed by the LVIP G&I Fund; and

         (8) Lincoln Life's holding period in the shares of the LVIP G&I Fund received in the Reorganization will include its holding period for the assets surrendered in exchange therefore, provided that at the time of the exchange, such assets were held as capital assets.

     (g) Each party shall have furnished, as reasonably requested by any other party, other legal opinions, officers' certificates, incumbency certificates, certified copies of board and committee resolutions, good standing certificates, and other closing documentation as may be appropriate for a transaction of this type.

                                   ARTICLE IV

                                    Expenses

          Lincoln Life shall bear all expenses in connection with effecting the Reorganization contemplated by this Agreement including, without limitation, preparation and filing of registration statements, applications, and amendments thereto on behalf of any and all parties hereto; and all legal, accounting, and data processing services necessary to effect the Reorganization.

                                    ARTICLE V

                                  Miscellaneous

          This Agreement may be terminated and the Reorganization abandoned at any time prior to the Effective Time, notwithstanding approval by the Contract Owners, by mutual consent of the parties hereto.

           If, at any time after the Closing Date, the New UIT, the LVIP G&I Fund, or Lincoln Life determine that any further conveyance, assignment, documentation, or action is necessary or desirable to complete the Reorganization contemplated by this Agreement or to confirm full title to the assets transferred, the appropriate party or parties shall execute and deliver all such instruments and take all such actions.

         This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Indiana, without regard to its principles of conflicts of law.

         IN WITNESS WHEREOF, as of the day and year first above written, each of the parties has caused this Agreement to be executed on its behalf.



THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

By:                            /s/ Kevin J. Adamson
        Name:               Kevin J. Adamson
        Title:                 Second Vice President


LINCOLN NATIONAL VARIABLE ANNUITY FUND A

By:                          /s/ William P. Flory, Jr.
        Name:              William P. Flory, Jr.
        Title:                 Second Vice President and
                                      Chief Accounting Officer

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST, on behalf of the LVIP Delaware Growth and Income Fund

By:                          /s/ Daniel R. Hayes
        Name:             Daniel R. Hayes
        Title:               President

B-1
630544-8

                                    EXHIBIT B

      Management's Discussion of Fund Performance and Financial Highlights

Management's Discussion of Fund Performance


         The discussion of performance for both Fund A and the LVIP G&I Fund in this Exhibit B is taken from the respective Funds' most recent annual reports to shareholders and does not reflect developments occurring after the report was filed with the SEC and sent to shareholders.



                    Lincoln National Variable Annuity Fund A

2007 Annual Report Commentary

The Fund returned 5.21%for the fiscal year 2007, while its benchmark, the Russell 1000 Index*, returned 5.77%.

The equity markets ended 2007 on a generally positive note. Over this period the markets experienced heightened levels of volatility, driven on one hand by record high commodity prices, deteriorating conditions in the housing market, and general economic uncertainty, while on the other hand by record merger and acquisition (M&A) activity and robust global economic growth. After a strong start to 2007, the markets were rattled in the second quarter as fears of an economic slowdown and concerns over a rise in subprime mortgage defaults created uneasiness among investors. Instability in the markets continued throughout the latter part of the year as further signs of weakness in the housing market and dislocation in the credit markets caused investors to shun financial and consumer-related stocks. Attempts by the Federal Reserve to provide stability to the financial system through interest rate cuts were greeted positively by the markets but did little to alleviate concerns that the economy may be heading for a hard landing. Despite recessionary fears stealing the headlines, healthy consumer spending and favorable employment trends continued to provide upside support to the economy, which helped keep the markets in positive territory for the year.

The Fund's return slightly lagged that of its benchmark for the year. The Fund's performance relative to the Russell 1000 Index was attributable to stock selection in the capital goods, basic materials, and consumer services sectors. Stocks contributing to performance included overweight positions in National Oilwell Varco, an oil services company, Express Scripts, a provider of pharmacy benefit management services, and Deere & Co., an agricultural and commercial equipment manufacturer. Stock selection in the finance, Consumer Staples and Media sectors detracted from performance. Stocks having a negative impact on the Fund relative to its benchmark included overweight positions in PMI Group, a global financial services firm, and Washington Mutual, a consumer and small business bank, and a lack of exposure to Apple Computer.

The equity markets continue to be highly volatile in the face of a slowing economy coupled with further fallout from the subprime mortgage contagion. Moving into 2008 we maintain a constructive view on the equity markets, as healthy corporate balance sheets combined with increased foreign investment in the U.S. should provide upside support in the form of share buybacks and M&A activity. We expect market volatility to persist over the near term given the low level of economic visibility and worries lingering in the credit markets. Provided that the economy grows at a moderate pace and employment holds up, the markets are likely to react favorably to further interest rate cuts by the Federal Reserve, other factors held equal.

At December 31, 2007, the Fund no longer held a position in PMI Group.

Francis X. Morris
Christopher S. Adams, CFA
Michael S. Morris, CFA
Donald G. Padilla, CFA

Growth of $10,000 invested 12/31/97 through 12/31/07
Variable Annuity Fund A
Russell 1000 Index


[Chart]





This chart illustrates, hypothetically, that $10,000 was invested in Fund A on 12/31/97. As the chart shows, by December 31, 2007, the value of the investment at net asset value, with any dividends and distributions reinvested, would have grown to $14,340.For comparison, look at how the Russell 1000 Index did over the same period. The same $10,000 investment would have grown to $18,243. Earnings from a variable annuity investment compound tax-free until withdrawn, so no adjustments were made for income taxes. Past performance is not indicative of future performance. Remember, an investor cannot invest directly in an index.

Average annual total returns                                                                          Ended
on investment                                                                                      12/31/07
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Standard Class Shares
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
One Year                                                                                            + 5.21%
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Five Years                                                                                          +11.69%
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Ten Years                                                                                            +3.67%
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------------------------------------------------------------

*The Russell 1000 Index measures the performance of the 1000 largest companies in the Russell 3000 Index, which represents approximately 92% of the total market capitalization of the Russell 3000 Index.

                      LVIP Delaware Growth and Income Fund

2007 Annual Report Commentary

The Fund returned 6.12% (Standard Class with distributions reinvested) for the fiscal year ended December 31, 2007, while its benchmark, the Russell 1000 Index*, returned 5.77%.

The equity markets ended 2007 on a generally positive note. Over this period the markets experienced heightened levels of volatility, driven on one hand by record high commodity prices, deteriorating conditions in the housing market, and general economic uncertainty, while on the other hand by record merger and acquisition (M&A) activity and robust global economic growth. After a strong start to 2007, the markets were rattled in the second quarter as fears of an economic slowdown and concerns over a rise in subprime mortgage defaults created uneasiness among investors. Instability in the markets continued throughout the latter part of the year as further signs of weakness in the housing market and dislocation in the credit markets caused investors to shun financial and consumer-related stocks. Attempts by the Federal Reserve to provide stability to the financial system through interest rate cuts were greeted positively by the markets but did little to alleviate concerns that the economy may be heading for a hard landing. Despite recessionary fears stealing the headlines, healthy consumer spending and favorable employment trends continued to provide upside support to the economy, which helped keep the markets in positive territory for the year.

The Fund's return exceeded that of its benchmark for the year. The Fund's out performance relative to the Russell 1000 Index was attributable to stock selection in the capital goods, basic materials, and consumer services sectors. Stocks contributing to performance included overweight positions in National Oilwell Varco, an oil services company, Express Scripts, a provider of pharmacy benefit management services, and Deere & Co., an agricultural and commercial equipment manufacturer. Stock selection in the finance, consumer staples and media sectors detracted from performance. Stocks having a negative impact on the Fund relative to its benchmark included overweight positions in PMI Group, a global financial services firm, and Washington Mutual, a consumer and small business bank, and an underweight position in Apple Computer. At December 31, 2007, the Fund no longer held positions in Apple Computer and PMI Group.

The equity markets continue to be highly volatile in the face of a slowing economy, coupled with further fallout from the subprime mortgage contagion. Moving into 2008, we maintain a constructive view on the equity markets, as healthy corporate balance sheets combined with increased foreign investment in the U.S. should provide upside support in the form of share buybacks and M&A activity. We expect market volatility to persist over the near term given the low level of economic visibility and worries lingering in the credit markets. Provided that the economy grows at a moderate pace and employment holds up, the markets are likely to react favorably to further interest rate cuts by the Federal Reserve, other factors held equal.

Francis X. Morris
Christopher S. Adams, CFA
Michael S. Morris, CFA
Donald G. Padilla, CFA

Growth of $10,000 invested 12/31/97 through 12/31/07


[CHART]


This chart illustrates, hypothetically, that $10,000 was invested in the LVIP Delaware Growth and Income Fund Standard Class shares on 12/31/97. Performance of the Service Class shares would be lower than Standard Class shares as a result of higher expenses. As the chart shows, by December 31, 2007, the value of the investment at net asset value, with any dividends and distributions reinvested, would have grown to $16,170. For comparison, look at how the Russell 1000 Index did over the same period. The same $10,000 investment would have grown to $18,243. Earnings from a variable annuity investment compound tax-free until withdrawn, so no adjustments were made for income taxes. Past performance is not indicative of future performance. Remember, an investor cannot invest directly in an index. An expense waiver was in effect for the Fund during the periods shown. Performance would have been lower had the expense waiver not been in effect.

              Average annual total returns                                             Ended
              on investment                                                         12/31/07
              ---------------------------------------- --------------------------------------
              ---------------------------------------- --------------------------------------

              Standard Class Shares
              ---------------------------------------- --------------------------------------
              ---------------------------------------- --------------------------------------
              One Year                                                                +6.12%
              ---------------------------------------- --------------------------------------
              ---------------------------------------- --------------------------------------
              Five Years                                                             +12.82%
              ---------------------------------------- --------------------------------------
              ---------------------------------------- --------------------------------------
              Ten Years                                                               +4.92%
              ---------------------------------------- --------------------------------------
              ---------------------------------------- --------------------------------------

              Service Class Shares
              ---------------------------------------- --------------------------------------
              ---------------------------------------- --------------------------------------
              One Year                                                                +5.85%
              ---------------------------------------- --------------------------------------
              ---------------------------------------- --------------------------------------
              Inception (5/19/04)                                                    +10.27%
              ---------------------------------------- --------------------------------------

* The Russell 1000 Index measures the performance of the largest 1,000 U.S. companies in the Russell 3000 Index, which represents approximately 92% of the total market capitalization of the Russell 3000 Index.

Financial Highlights


         The financial highlights tables are intended to help you understand the performance of Lincoln National Variable Annuity Fund A and the Standard Class of the LVIP Delaware Growth and Income Fund for the past five years or since inception. Certain information reflects financial results for a single share. Total return represents the rate that a shareholder would have earned (or lost) on a fund share assuming reinvestment of all dividends and distributions. The financial highlights of both Lincoln National Variable Annuity Fund A and the LVIP Delaware Growth and Income Fund for the years ended December 31, 2003 through December 31, 2007 have been audited by Ernst & Young LLP, the Funds' independent registered public accounting firm. Ernst & Young's most recent reports, along with the Funds' financial statements for periods through December 31, 2007, are included in the respective Fund's Annual Report to Shareholders. The financial highlights of both Fund A and LVIP G&I Fund for the six months ended June 30, 2008, which are unaudited, are included in each Fund's Semi-Annual Report to Shareholders dated June 30, 2008. Each Fund's Annual Report to Shareholders dated December 31, 2007 and Semi-Annual Report to Shareholders dated June 30, 2008, are available upon request.

                    Lincoln National Variable Annuity Fund A

Financial Highlights-Selected Per Unit Data and Ratios

The following is selected financial data for an accumulation unit outstanding throughout each period:

                                                                         Year Ended December 31,
                                     Six Months        2007          2006         2005          2004         2003
                                        Ended
                                      June 30,
                                       2008(1)
                                     (Unaudited)
---------------------------------- ---------------- ------------ ------------- ------------ ------------- ------------
---------------------------------- ---------------- ------------ ------------- ------------ ------------- ------------
Investment income . . . . . . .            $ 0.191      $ 0.388       $ 0.354      $ 0.338       $ 0.343      $ 0.245
Expenses. . . . . . . . . . . .            (0.138)      (0.297)       (0.257)      (0.239)       (0.218)      (0.184)
                                           -------      -------       -------      -------       -------      -------
.. . .
Net investment income. . . .                 0.053        0.091         0.097        0.099         0.125        0.061
Net realized and unrealized gain
(loss) on investments .                    (2.341)        1.016         2.022        0.732         1.642        3.612
                                           -------        -----         -----        -----         -----        -----
Increase (decrease) in
accumulation unit value . . . .            (2.288)        1.107         2.119        0.831         1.767        3.673
..
Accumulation unit value at
beginning of period . . . . . .             22.369       21.262        19.143       18.312        16.545       12.872
                                            ------       ------        ------       ------        ------       ------
Accumulation unit value at end
of period . . . . . . . . . . .           $ 20.081     $ 22.369      $ 21.262     $ 19.143      $ 18.312     $ 16.545
                                          ========     ========      ========     ========      ========     ========
Net assets, end of period (000
omitted). . . . . . . . . . . .           $ 60,223     $ 70,360      $ 76,710     $ 75,923      $ 80,883     $ 79,708
Ratio of expenses to average net
assets . . . . . . . . . . .                 1.33%        1.32%         1.28%        1.28%         1.28%        1.27%
Ratio of net investment income
to average net assets .                      0.48%        0.43%         0.48%        0.53%         0.73%        0.42%
Total investment return . . .             (10.23%)        5.21%        11.07%        4.54%        10.68%       28.54%
Portfolio turnover rate . . . .             38.61%       29.16%        28.83%       20.40%        38.72%       77.30%
Number of accumulation units
outstanding at end of
period (expressed in thousands):
Accumulation units . . . . . .               2,783        2,912         3,330        3,689         4,103        4,466
Reserve units . . . . . . . . .                171          185           220          214           245          278
.. .
----------------------------------
(1)Ratios and portfolio turnover have been annualized and total return has not been annualized.

                      LVIP Delaware Growth and Income Fund
                              (Standard Class only)

Financial Highlights

Selected data for each share of the Fund outstanding throughout each period were as follows:

                                            LVIP Delaware Growth and Income Fund Standard Class
                               Six Months
                                  Ended
                               6/30/08(1)                                    Year Ended
                               (Unaudited) 12/31/07 12/31/06 12/31/05 12/31/04
12/31/03(2)
                             ---------------- -------------- -------------- ------------- -------------- -------------
                             ---------------- -------------- -------------- ------------- -------------- -------------
Net asset value, beginning
of period . . . . . . .           $    6.857       $ 35.157       $ 31.673      $ 30.407       $ 27.502      $ 21.438
..
Income (loss) from
investment operations:
Net investment income(3)               0.236          0.483          0.450         0.427          0.458         0.304
Net realized and
unrealized gain (loss) on            (3.850)          1.660          3.454         1.253         2 .821         6.047
                                     -------          -----          -----         -----         ------         -----
investments . . .
Total from investment
operations. . . . . . . .            (3.614)          2.143          3.904         1.680          3.279         6.351
                                     -------          -----          -----         -----          -----         -----
.. . .
Less dividends and
distributions from:
Net investment income                      --        (0.443)        (0.420)       (0.414)        (0.374)       (0.287)
                             --------      --        -------        -------       -------        -------       -------
Total dividends and
distributions . . . . . .                  --        (0.443)        (0.420)        0.414)        (0.374)       (0.287)
                             --------      --        -------        -------        ------        -------       -------
.. . .
Net asset value, end of           $   33.243       $ 36.857       $ 35.157      $ 31.673       $ 30.407      $ 27.502
                                  ==========       ========       ========      ========       ========      ========
period . . . . . . . . . .
.. . .
Total return(4) . . . . .            (9.81%)          6.12%         12.36%         5.54%         11.99%        29.71%
.. . . .
Ratios and supplemental
data:
Net assets, end of period
(000 omitted) . . . .             $1,511,846     $1,823,930     $1,989,459    $2,076,169     $2,245,431    $2,242,161
Ratio of expenses to
average net assets . . . .             0.40%          0.40%          0.38%         0.38%          0.37%         0.38%
..
Ratio of net investment
income to average net                  1.38%          1.29%          1.37%         1.39%          1.63%         1.28%
assets . . . . . . . . . .
.. . . .
Portfolio turnover . . . .               38%            31%            29%           20%            38%           72%
..

(1) Ratios and portfolio turnover have been annualized and total return has not been annualized.
(2) Effective April 30, 2003, the Lincoln National Growth and Income Fund, Inc. was merged into the Fund. The financial highlights for periods prior to April 30, 2003 reflect the performance history of the Lincoln National Growth and Income Fund, Inc. (3) The average shares outstanding method has been applied for per share information.
(4) Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of dividends and distributions at net asset value.

                                    EXHIBIT C

                    Ownership of Shares as of January 9, 2009

Number of Outstanding Shares

           LVIP Growth and Income Fund                  Shares Outstanding
           ----------------------------                ------------------
           Standard Class                               47,256,407.83
           Service Class                                 2,132,050.66
                 Total                                  49,388,458.50


           Lincoln National Variable Annuity Fund A          Units Outstanding
                                                             2,765,815.22



Principal Holders of Shares of LVIP G&I Fund


------------------------------ ---------------------------------------------- ------------------ ------------------
Series Name/Class                      Shareholder Name and Address             Share Amount        Percentage
------------------------------ ---------------------------------------------- ------------------ ------------------
------------------------------ ---------------------------------------------- ------------------ ------------------
RECORD OWNERS
Standard Class                 Lincoln National (Life) VA Acct C
                               1300 South Clinton Street
                               Fort Wayne, IN  46801                              45,275,575.02             95.81%
------------------------------ ---------------------------------------------- ------------------ ------------------
------------------------------ ---------------------------------------------- ------------------ ------------------
Service Class                  Lincoln Life Flexible Premium
                               Variable Life Account JF-A                            925,143.11             43.39%
                               Lincoln National (Life) VA Acct C                     847,871.81             39.77%
                               Lincoln Life Flexible Premium
                               Variable Life Account JF-C                            128,266.29              6.02%
                               1300 South Clinton Street
                               Fort Wayne, IN  46801
------------------------------ ---------------------------------------------- ------------------ ------------------


Principal Holders of Units of Lincoln National Variable Annuity Fund A

------------------------------ ---------------------------------------------- ------------------ ------------------
Series Name/Class                      Shareholder Name and Address                 Unit            Percentage
                                                                                   Amount
------------------------------ ---------------------------------------------- ------------------ ------------------
------------------------------ ---------------------------------------------- ------------------ ------------------
RECORD OWNERS                  The Lincoln National Life Insurance Company
                               1300 South Clinton Street                      2,765,815.22                 100.00%
                               Fort Wayne, IN  46801
------------------------------ ---------------------------------------------- ------------------ ------------------


630544-8
                                     PART B

                    LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

                      LVIP Delaware Growth and Income Fund
                      ---------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION

                                January 26, 2009
                  ---------------------------------------------

------------------------------------------------------------ ---------------------------------------------------------
Acquisition of the Assets and Liabilities of                 In Exchange for Shares of LVIP Delaware Growth and
Lincoln National Variable Annuity Fund A                     Income Fund (a series of Lincoln Variable Insurance
1300 South Clinton Street                                    Products Trust)
Fort Wayne, Indiana 46802                                    1300 South Clinton Street
                                                             Fort Wayne, Indiana 46802

------------------------------------------------------------ ---------------------------------------------------------

         This Statement of Additional Information ("SAI"), which is not a prospectus, supplements and should be read in conjunction with, the Proxy Statement/Prospectus dated January __, 2009, relating specifically to the proposed transfer of all of the assets and liabilities of Lincoln National Variable Annuity Fund A to the LVIP Delaware Growth and Income Fund in exchange for shares of the LVIP Delaware Growth and Income Fund ("Reorganization"). To obtain a copy of the Proxy Statement/Prospectus, please write to LINCOLN VARIABLE INSURANCE PRODUCTS TRUST, 1300 South Clinton Street, Fort Wayne, Indiana 46802, or call (800) 4LINCOLN (454-6265). The Reorganization will be pursuant to an Agreement and Plan of Reorganization.


         This SAI incorporates by reference the following described documents, each of which was filed electronically with the Securities and Exchange Commission and is incorporated by reference herein:

         (1) The SAI of Lincoln Variable Insurance Products Trust, dated April 30, 2008, as supplemented;

         (2) The Financial Statements of Lincoln National Variable Annuity Fund A included in the Fund's Annual Report to Shareholders, dated December 31, 2007, and the Semi-Annual Report to Shareholders dated June 30, 2008.

         (3) The Financial Statements of the LVIP Delaware Growth and Income Fund included in the Trust's Annual Report to Shareholders dated December 31, 2007, and the Semi-Annual Report to Shareholders dated June 30, 2008.


                              Financial Statements


         Unaudited pro forma financial statements reflecting consummation of the Reorganization are not included in this SAI because the assets of Fund A, the acquired fund, are less than 10% of the assets of the LVIP G&I Fund., the acquiring fund. As previously noted, the audited financial statements for the year ended December 31, 2007 for Fund A and the unaudited financial statements for the period ended June 30, 2008 for Fund A are incorporated by reference into this SAI from Fund A's last Annual Report to Shareholders and Semi-Annual Report to Shareholders, respectively. As previously noted, the audited financial statements for the year ended December 31, 2007 for the LVIP G&I Fund and the unaudited financial statements for the period ended June 30, 2008 for the LVIP G&I Fund are incorporated by reference into this SAI from the LVIP G&I Fund's last Annual Report to Shareholders and Semi-Annual Report to Shareholders, respectively.

CONTRACT OWNER'S PROXY CARD                         CONTRACT OWNER'S PROXY CARD

                    LINCOLN NATIONAL VARIABLE ANNUITY FUND A
                             1300 S. Clinton Street
                              Fort Wayne, IN 46802

THESE INSTRUCTIONS ARE SOLICITED ON BEHALF OF THE BOARD OF MANAGERS OF LINCOLN NATIONAL VARIABLE ANNUITY FUND A (THE "FUND")

Revoking any prior instructions, I appoint Kelly D. Clevenger and Kevin J. Adamson, or either one of them individually, as my proxies and attorneys-in-fact to vote all of the shares of the Fund that are attributable to my contract at the Special Meeting of Contract Owners to be held on April 15, 2009 and at any adjournment thereof. The proxies shall have all of the powers that I would possess if present.

                                    VOTE VIA THE INTERNET:  www.proxy-direct.com

                                       VOTE VIA THE TELEPHONE:  1-866-235-4258





EVERY CONTRACT OWNER'S VOTE IS IMPORTANT!
                          VOTING OPTIONS - VOTE TODAY!

           READ YOUR PROXY STATEMENT AND HAVE IT AT HAND WHEN VOTING.

                                [charts/diagrams]

If you vote on the Internet or by telephone, you need not return this proxy card.

Upon proper execution of this card, the proxies shall vote on the Proposal described in the proxy statement as specified below, and, in the proxies' discretion, upon such other matters as may properly come before the meeting or any adjournment thereof. If this card is signed and returned but no instruction choice is given for a Proposal, the proxies will vote your proportionate shares "FOR" that Proposal.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD USING THE ENCLOSED ENVELOPE.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK.  Example:




1. To approve an Agreement and Plan of Reorganization and related transactions to transfer the assets of Fund A to the LVIP Delaware Growth and Income Fund, a series of the Lincoln Variable Insurance Products Trust, in exchange for Standard Class shares of LVIP Delaware Growth and Income Fund, and to restructure Fund A into a unit investment trust.

     The proxies will vote upon such other business as may properly come before the Meeting or any adjournment or postponement thereof.





                        If you have any questions, please contact Lincoln Life toll free at 1-800-454-6265.

VOTING INSTRUCTION CARD                                 VOTING INSTRUCTION CARD

                    LINCOLN NATIONAL VARIABLE ANNUITY FUND A
                             1300 S. Clinton Street
                              Fort Wayne, IN 46802

THESE INSTRUCTIONS ARE SOLICITED ON BEHALF OF THE BOARD OF MANAGERS OF LINCOLN NATIONAL VARIABLE ANNUITY FUND A (THE "FUND")

Revoking any prior instructions, I instruct the owner of the contract [identified above] ("Contract Owner") to vote all of the shares of the Fund that are attributable to my account at the Special Meeting of Contract Owners to be held on April 15, 2009 and at any adjournment thereof.

                                     VOTE VIA THE INTERNET: www.proxy-direct.com

                                          VOTE VIA THE TELEPHONE: 1-866-235-4258




                            EVERY VOTE IS IMPORTANT!
                          VOTING OPTIONS - VOTE TODAY!


           READ YOUR PROXY STATEMENT AND HAVE IT AT HAND WHEN VOTING.

                                [charts/diagrams]

If you vote on the Internet or by telephone, you need not return this proxy card.

Upon proper execution of this card, the Contract Owner shall vote on the Proposal described in the proxy statement as specified below, and, in the Contract Owner's discretion, upon such other matters as may properly come before the meeting or any adjournment thereof. If this card is signed and returned but no instruction choice is given for a Proposal, you will be deemed to have given instructions to vote "FOR" that Proposal.

PLEASE MARK, SIGN, DATE AND RETURN THIS VOTING INSTRUCTION CARD USING THE ENCLOSED ENVELOPE.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK.  Example:




2. To approve an Agreement and Plan of Reorganization and related transactions to transfer the assets of Fund A to the LVIP Delaware Growth and Income Fund, a series of the Lincoln Variable Insurance Products Trust, in exchange for Standard Class shares of LVIP Delaware Growth and Income Fund, and to restructure Fund A into a unit investment trust.

     The Contract Owner will vote upon such other business as may properly come before the Meeting or any adjournment or postponement thereof.




                        If you have any questions, please contact Lincoln Life toll free at 1-800-454-6265.